Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED DECEMBER 10, 2009 TO PROSPECTUS DATED NOVEMBER 24, 2009
NOVEMBER 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	November 2009	Year to Date	11/30/09	11/30/09

Series A	13.93%	−22.61%	$37,075,215	$1,495.46
Series B	22.10%	−34.83%	$61,126,083	$1,694.99

*	All performance is reported net of fees and expenses

PLEASE NOTE THAT QUADRIGA SUPERFUND, L.P. WAS RENAMED SUPERFUND GREEN, L.P. ON DECEMBER 1, 2009.

Fund results for November 2009:

World bond markets rallied in November as a significant downward revision in U.S. GDP and the reemergence of global deflation supported buying. In the U.S., the main obstacle to recovery remained the job market as unemployment rose to 10.2% in October, the highest level since 1983. U.S. wholesale prices, as measured by the PPI report, rose 0.3%, coming in below forecasts and confirming the Federal Reserve Bank’s outlook for subdued inflation. European bonds also traded higher after Euro-zone producer prices declined on an annual basis for the ninth straight month as consumer prices fell for a fifth consecutive month. The rally strengthened as European retail sales fell more than anticipated amid rising unemployment. In Japan, bonds began the month lower but moved sharply higher after the domestic demand deflator fell 2.6% in the 3rd quarter, which was the most since 1958. The Fund’s bond positions produced gains.

Global short-term interest rate futures experienced a substantial rally in November after central banks signaled that historically low rates will extend well into the future. Three month Eurodollar futures established yet another record high as unemployment in the U.S. moved to 26-year highs, while core producer prices fell more than forecast. As expected, the Federal Open Market Committee restated its intention to keep rates between 0% and 0.25%, provided that inflation and unemployment remain at current levels. In the U.K., three month Short-Sterling futures moved to record highs once again as the Bank of England left its key rate at 0.5%, but expanded its asset-purchase program by 25 billion pounds to 200 billion pounds. Australian 90-day Bank Bills rallied from lows set in October even as the RBA raised rates another 25 basis points. The rally occurred as speculation increased that the RBA will have to throttle back the pace of rate increases as the rapid appreciation of the Aussie dollar threatens to limit exports. Long positions in the sector led to gains.

The U.S. dollar index posted another new low for the year in November, losing 1.9% as investors and central bankers alike continued to seek diversity from the greenback. Commodity-intensive currencies maintained their strong trends with Australia (+1.8%), Canada (+2.2%), and Chile (+6.3%) moving steadily higher driven by steady Chinese demand for raw materials. Estimates are that the Chinese have only utilized approximately 25% of their stimulus spending. Complete utilization of their stimulus plan is expected to provide support for these currencies through the first half of 2010. The Chilean peso added to a rally that began in November 2008, as strong copper sales resulted in a nearly $900 million trade surplus. The Japanese yen (+4.2%) moved to 14-year highs against the U.S. dollar as investors converted yen-financed carry trades to the dollar. Central bankers remained on the sidelines despite calls for intervention from exporters as sales continue to suffer amid yen strength. Short positions in the U.S. Dollar led to gains for the currencies sector.

World energy markets moved sideways to lower in a rather quiet news month. January crude oil futures spent most of the first half of the month trading near or above the $80 level, finding support from a weak U.S. dollar, news that China’s purchasing manager’s index posted 18-month highs, and data showing that China’s oil demand had risen 10.2% in October. Later in the month, the U.S. Department of Energy reported that U.S. crude inventories had risen to four-week highs. This, combined with fears surrounding the Dubai World debt payment moratorium, helped to send values slightly lower as November came to a close. January natural gas moved lower most of the month, finishing with a loss of 10.1% as temperatures throughout the northern U.S. remained unseasonably mild. Inventories established record highs once again. January gasoline futures finished 1.5% higher as news that Chinese fuel stocks fell by an estimated 5% in October offset continuing weakness in U.S. fuel demand. Short positions in the energy sector led to a gain.

Gold opened the month sharply higher on news that the International Monetary Fund sold the equivalent of 8% of world annual mine production to the government of India in October. The 200 ton purchase by the Reserve Bank of India served to diversify its portfolio while also signaling that significant demand exists for gold at record highs. The U.S. dollar moved to 15-month lows as investors joined central banks in selling paper currencies to purchase metals, commodities, and equities. As a result, February gold rallied 13.5%, closing the month at record highs above $1,180 per ounce. January silver and platinum joined the rally surging 14.1% and 9.8%, respectively. London copper moved to new highs for the year, adding 7.4% while shrugging off early month news of five-year highs in Shanghai copper inventories. Chinese copper imports were shown to have more than doubled through the first nine months of the year as manufacturing there continued to expand. Chilean exports of copper have more than doubled this year as well. A mixture of long and short positions in the metals sector led to gains.

Other market sectors did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of November 2009, Series A gained 13.93% and Series B gained 22.10%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
NOVEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2009)

STATEMENT OF INCOME

November 2009

Investment income, interest	$1,859

Expenses
Management fee	57,493
Ongoing offering expenses	31,078
Operating expenses	4,662
Selling Commissions	124,308
Other expenses	756
Incentive fee	—
Brokerage commissions	58,294

Total expenses	276,591

Net investment gain (loss)	(274,732)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	3,644,284
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,162,826

Net gain (loss) on investments	4,807,110

Net increase (decrease) in net assets from operations	$4,532,378

STATEMENT OF CHANGES IN NET ASSET VALUE

November 2009

Net assets, beginning of period	$31,885,668

Net increase (decrease) in net assets from operations	4,532,378
Capital share transactions
Issuance of shares	785,783
Redemption of shares	(128,614)

Net increase (decrease) in net assets from capital share transactions	657,169
Net increase (decrease) in net assets	5,189,547

Net assets, end of period	$37,075,215

NAV Per Unit, end of period	$1,495.46

SUPERFUND GREEN, L.P. — SERIES B
NOVEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2009)

STATEMENT OF INCOME

November 2009

Investment income, interest	$1,228

Expenses
Management fee	94,790
Ongoing offering expenses	51,237
Operating expenses	7,686
Selling Commissions	204,949
Other expenses	610
Incentive fee	—
Brokerage commissions	148,891

Total expenses	508,163

Net investment gain (loss)	(506,935)

Realized and unrealized gain (loss) on investments
Net realized gain(loss) on futures and forward contracts	9,006,948
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,564,054

Net gain (loss) on investments	11,571,002

Net increase (decrease) in net assets from operations	$11,064,067

STATEMENT OF CHANGE IN NET ASSET VALUE

November 2009

Net assets, beginning of period	$49,550,927

Net increase (decrease) in net assets from operations	11,064,067
Capital share transactions
Issuance of shares	1,210,500
Redemption of shares	(699,412)

Net increase (decrease) in net assets from capital share transactions	511,088
Net increase (decrease) in net assets	11,575,155

Net assets, end of period	$61,126,082

NAV Per Unit, end of period	$1,694.99

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.